Exhibit 99.1

MIX TELEMATICS LIMITED (Incorporated in the Republic of South Africa) (Registration number 1995/013858/06) JSE share code: MIX ISIN: ZAE000125316 NYSE share code: MIXT (“MiX Telematics”)

DEALINGS IN SECURITIES BY AN ASSOCIATE OF A DIRECTOR AND BY A DIRECTOR OF MIX TELEMATICS

Shareholders are advised of the following information relating to dealings in securities by the GAF Trust (an associate of Robin Frew) and by Robin Frew, a director of MiX Telematics.

The trustees of The GAF Trust, a long-time shareholder of MiX Telematics have decided to begin a process of unwinding the trust. As part of this process, the GAF Trust has distributed its ownership of MiX Telematics shares to its underlying beneficiaries. Robin Frew, a director of MiX Telematics and its current Chairman, is one of these beneficiaries and has received 23,420,480 shares in this off-market distribution. This increases Mr Frew’s total direct and indirect beneficial ownership of MiX Telematics to 87,267,766 shares.

Name of associate:	GAF Trust
Name of director and relationship to director:	Robin Frew, who is a beneficiary of the GAF Trust
Transaction date:	28 May 2019
Class of securities:	Ordinary shares
Number of securities:	70,261,440
Price per security:	R9.06
Total value of transaction:	R636 568 646.40
Nature of transaction:	Off-market distribution of MiX Telematics shares held by the GAF Trust to the beneficiaries of the GAF Trust
Nature and extent director’s interest:	Indirect beneficial

Name of director:	Robin Frew
Transaction date:	28 May 2019
Class of securities:	Ordinary shares
Number of securities:	23,420,480
Price per security:	R9.06
Total value of transaction:	R212 189 548.80
Nature of transaction:	Off-market receipt of MiX Telematics shares pursuant to a distribution of MiX Telematics shares by the GAF Trust to the beneficiaries of the GAF Trust
Nature and extent director’s interest:	Direct beneficial
Clearance to deal received:	Yes

31 May 2019

JSE sponsor